UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Putnam ETF Trust

Address of Principal Business Office:

100 Federal Street

Boston, MA 02110

Telephone Number (including area code): (617) 292-1000

Name and Address of Agent for Service of Process:

Aaron Cooper

Putnam ETF Trust

100 Federal Street

Boston, MA 02110

With Copies to:

Stephanie Capistron

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Boston and the Commonwealth of Massachusetts on the 12th day of February, 2021.

Putnam ETF Trust
By:	/s/ Aaron Cooper
Aaron Cooper
Trustee

Attest:	/s/ Robert T. Burns
Robert T. Burns
Putnam Investment Management, LLC, Secretary